Snow Lake Accelerates Uranium Strategy with Successful Phase 1 Results and Upcoming
Phase 2 Drill Program

Winnipeg, Manitoba, Canada, February 13, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (NASDAQ: LITM) ("Snow Lake"), a leading uranium exploration company, is pleased to announce the successful completion of the Phase 1 drill program at its Engo Valley Uranium Project ("Engo Valley"), confirming significant uranium mineralization and setting the stage for an ambitious Phase 2 drill campaign.

Highlights

  Phase 1 drill program consisted of 1,570 meters of drilling in 20 reverse circulation drill holes, with downhole radiometrics completed on each drill hole
  11 of the 20 drill holes in Phase 1 returned mineralized intersections greater than 100 ppm eU3O8, ranging from 1 meter to 20 meters in width
  Initial chemical assays confirm a positive correlation between chemical assays and equivalent radiometric assays
  Geology of the twinned drill holes confirm a positive correlation to the lithologies from the exploration work undertaken in the 1970s
  Phase 2 drill program is planned to consist of up to 7,500 meters of a combination of reverse circulation and diamond drilling, and is designed to provide a drill database sufficient to calculate a uranium maiden resource estimate in accordance with SK-1300
  The global uranium market is valued at over $6 billion annually, with significant growth forecast by increasing demand driven by the U.S. government's commitment to nuclear energy security
  Recent MOU with Exodys Energy positions Snow Lake as a key player in securing a reliable uranium supply for increased energy demand and progress projects across the nuclear energy supply chain.

CEO Frank Wheatley's Excitement on Progress:

"We are thrilled by the success of our Phase 1 drill program, which has validated the uranium mineralization discovered in the 1970s at Engo Valley. These results confirm our confidence in the project's potential and give us the momentum to launch an expansive Phase 2 program," said Frank Wheatley, CEO of Snow Lake.

"With the U.S. government prioritizing nuclear energy and looking at recognizing uranium as a critical mineral, we are in the right place at the right time. The demand for uranium is surging as countries worldwide accelerate their clean energy initiatives, and Snow Lake is positioned to capitalize on this opportunity.

Moreover, our recently announced MOU with Exodys Energy strengthens our commitment to building a robust uranium supply chain, and we are eager to move forward with Phase 2 drilling to unlock what we believe could be a significant economic uranium resource in Namibia - one of the world's best uranium mining jurisdictions."

Phase 2 Drill Program

The Phase 2 drill program ("Phase 2") is currently planned to consist of an aggregate of up to 7,500 meters of a combination of reverse circulation and diamond drill holes in an in-fill grid pattern sufficient to allow the calculation of a maiden mineral resource estimate.  Phase 2 will be focused on the MUO and D1.  A number of drill holes will be undertaken on some of the targets identified by the Radon Survey outside of the MOU and D1.  Downhole radiometrics will be conducted on each drill hole.

Phase 2 is currently scheduled to begin mobilization to site in March 2025, and assuming drilling goes according to plan and assay results are received in a timely fashion, the preparation of a maiden mineral resource estimate is targeted for completion during the second half of 2025.

With over $30 million in cash & equivalents from recent equity financings, Snow Lake is well-positioned to carry out both the Phase 2 drill program and publish a maiden mineral resource estimate in the second half of 2025.

Uranium: The Cornerstone of Energy Security

As nuclear power gains global momentum, the demand for uranium is reaching unprecedented levels.  The United States is ramping up efforts to secure domestic uranium supply, recognizing its essential role in energy independence and sustainability.  Namibia, the world's third-largest uranium producer, provides an excellent jurisdiction for Snow Lake to establish a long-term, economic resource that can help meet this growing demand.

Phase 1 Drill Program

The Phase 1 drill program ("Phase 1") consisted of 1,570 meters of reverse circulation drilling in 20 holes.  A total of 8 drill holes were completed on the Main Uranium Occurrence ("MUO"), 5 drill holes were completed on the D1 target area ("D1"), and 7 holes were completed on a variety of targets identified by the radon cup survey (the "Radon Survey") completed in 2024 by Snow Lake.

Phase 1 was designed to confirm historical uranium mineralization, identified in the sandstones and conglomerates at the MUO and D1 in the 1970's, through twinning historical drill holes and starting an in-fill grid pattern between the historical drill holes.

Downhole radiometrics were completed on each Phase 1 drill hole with a gamma spectrometer probe.  The reader is cautioned that Snow Lake uses eU3O8 calculations as a preliminary indication for chemical grades that have yet to be confirmed by chemical assays.  Snow Lake considers all eU3O8 readings below 50 ppm as background radioactivity, and not mineralised ground.

Notable results from the downhole radiometrics include:

  Mineralized intersection of 232 ppm eU3O8 over a 4 meter ("m") interval from 11 m depth, associated with sandstone, observed from drill hole ERCH001

  Mineralized intersection of 251 ppm eU3O8 over a 3 m interval at 25 m depth, associated with sandstone, observed from drill hole ERCH001

  Mineralized intersection of 244 ppm eU3O8 over a 13 m interval from 17 m depth, associated with sandstone, observed from drill hole ERCH002

  Mineralized intersection of 183 ppm eU3O8 over a 2 m interval from 34 m depth, associated with sandstone, observed from drill hole ERCH002

  Mineralized intersection of 269 ppm eU3O8 over a 7 m interval from 27 m depth, associated with sandstone, observed from drill hole ERCH007

  Mineralized intersection of 225 ppm eU3O8 over a 9 m interval from 62m depth, associated with shale, observed from drill hole ERCH009

  Mineralized intersection of 260 ppm eU3O8 over a 6 m interval from 19m depth, associated with shale, observed from drill hole ERCH010

Qualified Person

Technical information in this news release has been reviewed and approved by Milton Misihairabgwi (AusIMM), a professional geologist with Namib Geological Services, who is a Qualified Person as defined by the Securities and Exchange Commission's Regulation S-K 1300.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian mineral exploration company listed on NASDAQ: LITM, with a global portfolio of clean energy mineral projects comprised of two uranium projects and two hard rock lithium projects.  The Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia, and the Black Lake Uranium Project is an exploration stage project located in the Athabasca Basin, Saskatchewan.  The Shatford Lake Project is an exploration stage project located adjacent to the Tanco lithium, cesium and tantalum mine in Southern Manitoba, and the Snow Lake Lithium™ Project is an exploration stage project located in the Snow Lake region of Northern Manitoba.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information Frank Wheatley, CEO	Investor Relations Investors: ir@snowlakelithium.com Website: www.snowlakeenergy.com	Follow us on Social Media Twitter: www.twitter.com/SnowLakeEnergy LinkedIn: www.linkedin.com/company/snow-lake-energy